Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

GILDAN®

You are invited to attend the 2024 annual meeting of shareholders of Gildan. This year's meeting will be conducted in person at 1250 René-Lévesque Blvd West, Suite 3610, Montréal, Québec, Canada.

When

10:00 a.m. EDT
May 28, 2024

Where

1250 René-Lévesque Blvd West, Suite 3610
Montréal, Québec, H3B 4W8

Items of business

1. Receive the annual consolidated financial statements for the fiscal year ended December 31, 2023
2. Appoint the auditors
3. Elect the directors
4. Have a say on our approach to executive pay
5. Consider the shareholder proposal set out in Appendix D of the management information circular
6. Transact any other business that may properly come before the meeting

If you held Gildan common shares at the close of business on April 23, 2024 (the *record date*), you are eligible to receive this notice and vote your shares at the meeting. We encourage you to attend the meeting. Registered shareholders and duly appointed proxyholders can vote on the items of business and have an opportunity to ask questions.

Your vote is important, so please remember to vote your shares. Voting information begins on page 6 of the attached management information circular.

We look forward to welcoming you to our shareholder meeting on May 28, 2024.

Michelle E. Taylor
Vice President, General Counsel and Corporate Secretary
Montréal, Québec, Canada

April 23, 2024

MEETING MATERIALS

Your package includes the 2024 management information circular and our audited annual consolidated financial statements for the year ended December 31, 2023. In addition, we are sending, along with our financial statements, a copy of our 2023 Modern Slavery Report, a report that is now required to be provided to shareholders of the Company under the *Fighting Against Forced Labour and Child Labour in Supply Chains Act*, a new Canadian law. These documents are also available on our website (**www.gildancorp.com**) as well as on SEDAR+ (**www.sedarplus.ca**) and EDGAR (**www.sec.gov**).

Your package also includes a copy of this notice and a **BLUE** proxy form (if you are a registered shareholder) or a **BLUE** voting instruction form (if you are a non-registered or beneficial shareholder).

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n'ont qu'à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc. (**corporate.governance@gildan.com**)

Questions?

Contact Kingsdale Advisors, our strategic advisor, at 1-888-518-6813 (toll-free within North America) or 1-437-561-5012 (text and call enabled outside North America). You can also e-mail them at **contactus@kingsdaleadvisors.com**.

GILDAN ACTIVEWEAR INC. **NOTICE OF ANNUAL MEETING OF SHAREHOLDERS** 4